FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 1 DATED MAY 25, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information with respect to a proposed merger of Resource America with C-III Capital Partners LLC;

•	future changes to our board of directors; and

•	changes to our disclosure regarding the differences between our Class A and Class T shares of common stock.

Resource America Merger

On May 23, 2016, Resource America, Inc. (“Resource America”), the parent corporation of our sponsor, announced that it had entered into a definitive agreement to be acquired by C-III Capital Partners LLC (“C-III”), a commercial real estate services company engaged in a broad range of activities, including primary and special loan servicing, loan origination, fund management, CDO management, principal investment, investment sales and multifamily property management. The proposed merger is expected to close late in the third quarter or early in the fourth quarter of 2016, and is subject to approval by Resource America stockholders, regulatory approvals and other customary closing conditions.

Our advisor and our dealer manager are both indirect subsidiaries of Resource America. However, we do not believe that the proposed merger will adversely affect (1) the ability of our advisor to conduct our operations and manage our portfolio of real estate investments, or (2) the ability of our dealer manager to conduct this offering of our common stock.

Board of Director Changes

In connection with Resource America’s entry into the above-mentioned agreement, on May 20, 2016, Jeffrey Brotman notified our board of directors of his intention to resign as a director subject to and effective upon the closing of the proposed merger. Mr. Brotman’s resignation is not due to any disagreement with our management, our advisor or any of our affiliates. Additionally, on May 21, 2016, our board of directors appointed Paul A. Hughson to replace Mr. Brotman as a director, subject to and effective upon the closing of the proposed merger and substantially concurrent with Mr. Brotman’s resignation.

Paul A. Hughson is an Executive Managing Director of Island Capital Group LLC (“Island”), which he joined in 2009. Island is a commercial real estate merchant banking firm headquartered in New York, New York. Since its formation in 2010, Mr. Hughson has also served as an Executive Managing Director of C-III, which is controlled by Island. C-III is a commercial real estate investment and services company engaged in a broad range of activities, including principal investments (debt and equity), primary and special loan servicing, loan origination, fund management, multifamily property management, investment sales and zoning and title services. Before joining Island, Mr. Hughson was a member of the Lehman Brothers Global Real Estate Group for 15 years, where he was the head of global credit distribution. Mr. Hughson joined Lehman Brothers in 1993. Prior to Lehman Brothers, he was a real estate attorney at the law firm Thacher Proffitt & Wood since 1986. Mr. Hughson received a B.A. from Tufts University in 1983 and a J.D. from the University of Virginia in 1986.

Prospectus Summary

The table and related footnote under the heading “Why are we offering two classes of our common stock and what are the differences among the classes?” on pages 22 and 23 of the prospectus is replaced by the following:

	Class A Shares	1,000 Class A Shares	Class T Shares		1,055.966 Class T Shares
Price Per Share / Amount Invested	$10.00	$10,000	$9.47		$10,000
Selling Commissions	7.0%	$700	2.0%		$200
Dealer Manager Fees	3.0%	$300	3.0%		$300
Annual Distribution and Shareholder Servicing Fee	None	$0	1.0	%(1)	$500	(1)

(1)	We will pay the dealer manager an annual fee of 1.0% of the purchase price (or, once reported, the amount of our estimated net asset value, or NAV) per share of Class T common stock sold in the primary offering. The distribution and shareholder servicing fee will accrue daily based on the number of outstanding Class T shares on each day that were sold in our primary offering and the purchase price (or then-current NAV, once reported) of such shares. We will not pay distribution and shareholder servicing fees to the dealer manager with respect to shares sold under our distribution reinvestment plan, although the expense of the distribution and shareholder servicing fee payable with respect to Class T shares sold in our primary offering will be allocated among all Class T shares, including those sold under our distribution reinvestment plan. We will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date after the termination of the primary offering at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering; (ii) the date on which we list our common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which we are a party and in which our common stock is exchanged for cash or other securities. We cannot predict if or when any of these events will occur.

In the case of a Class T share purchased in the primary offering at a price equal to $9.47, the maximum distribution and shareholder servicing fee that may be accrued on that Class T share will equal approximately $0.47. However, because we will only completely cease paying the distribution and shareholder servicing fee on the earliest of the dates described above, such fee will accrue daily on all outstanding Class T shares that were purchased in the primary offering within the previous five years of such date. The expense of the distribution and shareholder servicing fee payable with respect to Class T shares sold in our primary offering will be allocated among all outstanding Class T shares, including those sold under our distribution reinvestment plan and those sold in our primary offering more than five years ago on which we have ceased paying distribution and shareholder servicing fees. As a result, holders of Class T shares purchased earlier in this offering will bear a greater expense from distribution and shareholder servicing fees than those holders of Class T shares purchased later in this offering.

Assuming a constant gross offering price or estimated per share value of $9.47 and assuming none of the shares purchased were redeemed or otherwise disposed of, we expect that with respect to a one-time $10,000 investment in Class T shares, $500 in distribution and shareholder servicing fees will be paid to the dealer manager over five years. For further clarity, if an investor purchased one Class T share, assuming a constant gross offering price or estimated per share value of $9.47, we would pay approximately $0.47 in distribution and shareholder servicing fees to the dealer manager with respect to such share over five years.

For additional information regarding the distribution and shareholder servicing fee, please refer to the section entitled “Plan of Distribution” in this prospectus.

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